Filing by PowerShares Exchange-Traded Fund Trust II pursuant to Rule 425 under the Securities Act of 1933.

Subject Companies:

Claymore Exchange-Traded Fund Trust

Claymore Exchange-Traded Fund Trust 2

Rydex ETF Trust

333-221698

GUGGENHEIM

For financial professional use only.
Do not distribute to the public.

Important Information on Guggenheim ETF Proxy

If your clients own a Guggenheim ETF (with the exception of CurrencyShares), they will receive important proxy information on or about January 9, 2018. They are being asked to consider and vote on a proposal for their Guggenheim ETF to be reorganized into a corresponding newly-created ETF of the PowerShares by Invesco family of funds, in connection with Invesco Ltd.'s agreement to purchase the Guggenheim ETF business.

The proxy package will include instructions on voting their shares by phone, internet or by mail. For your convenience, we have also included this information below.

VOTING OPTIONS	
Touch-tone Phone	Call **1-800-690-6903**. Shareholders will need their proxy control number found on the top right of their proxy card.
Internet	Go to proxyvote.com. Shareholders will need their proxy control number found on the top right of their proxy card.
Mail	**ALL SHAREHOLDERS MAY MAIL THEIR PROXY BALLOT BACK IN THE BUSINESS REPLY ENVELOPE PROVIDED**

Beginning on January 17, our proxy solicitor, AST Fund Solutions, will follow-up with shareholders who have not yet voted their shares. Thus, please be aware that your clients may receive a telephone call to ensure they have received proxy material, to answer any questions they may have, and to solicit a proxy vote. If your clients contact you, please recommend that they exercise their voting rights and support the proposal.

Our goal is to ensure that the proxy voting process proceeds smoothly and without disruption to you and your clients. To that end, we would appreciate your support in encouraging your clients to vote their ETF shares FOR the Agreement and Plan of Reorganization. If you have discretion to vote on behalf of your clients, please vote your clients' shares through your standard internal voting process or call AST Fund Solutions at **888 626 0988** to ask for assistance in voting.

We greatly appreciate your efforts in encouraging your clients' participation in this important matter. Please read our Guggenheim ETF Proxy: Frequently Asked Questions for more information. If you have any additional questions about the proxy, please call AST at **888 626 0988** today.

Sincerely,

For financial professional use only. Do not distribute to the public.

This information is subject to change at any time, based on market and other conditions. All discussion of the funds strategies mentioned must be accurate, fair and balanced, including the risks relative to the funds discussed. Please see the proxy statement/prospectus for a full discussion of the applicable risks.

Read a fund's prospectus and summary prospectus (if available) carefully before investing. It contains the fund's investment objectives, risks, charges, expenses and other information, which should be considered carefully before investing. Obtain a prospectus and summary prospectus (if available) at **GuggenheimInvestments.com** or call 800.820.0888.

Guggenheim Investments represents the investment management businesses of Guggenheim Partners, LLC ("Guggenheim"). Securities offered through Guggenheim Funds Distributors, LLC. Guggenheim Funds Distributors, LLC is affiliated with Guggenheim Partners, LLC.

#31642


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It's Easy. Vote your Guggenheim ETFs proxy today

To facilitate the transition of Guggenheim ETFs to Invesco PowerShares, a fund shareholder vote is needed. All shareholders of record as of December 20, 2017 should vote their shares to ensure that each Guggenheim ETF has sufficient shares in attendance to hold the shareholder meeting as scheduled. To vote, you will need your proxy card (with proxy control number) and can either call 800-690-6903 or visit proxyvote.com. Your vote is extremely important. Vote today.

View proxies Proxy Statement 1 • Proxy Statement 2

Read Frequently Asked Questions >



Martin Luther King, Jr. Day Trading Schedule

Please see the table below for the trading schedule during the upcoming Martin Luther King, Jr. Day holiday.

Funds	Monday 01/15/2018
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Guggenheim's fixed income expertise is highlighted in this update on our awards and accolades, including recent 2017 HFM U.S. Hedge Fund Performance Awards and the 2017 WealthManagement.com Industry Awards.

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Scheduled Maturities Announced for Guggenheim BulletShares 2017 Corporate Bond ETF and Guggenheim BulletShares 2017 High Yield Corporate Bond ETF

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NEW YORK, NY – October 3, 2017 – Guggenheim Investments, the global asset management and investment advisory business of Guggenheim Partners, today announced the distribution schedules associated with the maturities of Guggenheim BulletShares 2017 Corporate Bond ETF (NYSE Arca: BSCH) and Guggenheim BulletShares 2017 High Yield Corporate Bond ETF (NYSE Arca: BSJH).

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Guggenheim Investments Announces Name Change to Guggenheim Enhanced Short Duration ETF (GSY)

May 30, 2017

At a meeting held on May 24, 2017, the Board of Directors of the fund approved to change the name of Guggenheim Enhanced Short Duration ETF to Guggenheim Ultra Short Duration ETF. The change will be effective June 30, 2017.

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Read a prospectus and summary prospectus (if available) carefully before investing. It contains the investment objective, risks charges, expenses and the other information, which should be considered carefully before investing. To obtain a prospectus and summary prospectus (if available) click here or call 800 820 0888.

Investing involves risk, including the possible loss of principal.

Guggenheim Investments represents the investment management businesses of Guggenheim Partners, LLC ("Guggenheim"), which includes Security Investors, LLC ("SI"), Guggenheim Funds Investment Advisors, LLC ("GFIA") and Guggenheim Partners Investment Management ("GPIM") the investment advisers to the referenced funds. **Securities offered through Guggenheim Funds Distributors, LLC, an affiliate of Guggenheim, SI, GFIA and GPIM.**

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This website is directed to and intended for use by citizens or residents of the United States of America only. The material provided on this website is not intended as a recommendation or as investment advice of any kind, including in connection with rollovers, transfers, and distributions. Such material is not provided in a fiduciary capacity, may not be relied upon for or in connection with the making of investment decisions, and does not constitute a solicitation of an offer to buy or sell securities. All content has been provided for informational or educational purposes only and is not intended to be and should not be construed as legal or tax advice and/or a legal opinion. Always consult a financial, tax and/or legal professional regarding your specific situation. Investing involves risk, including the possible loss of principal.

To facilitate the transition of Guggenheim ETFs to Invesco PowerShares, a fund shareholder vote is needed. All shareholders of record as of December 20, 2017 should vote their shares to ensure that each Guggenheim ETF has sufficient shares in attendance to hold the shareholder meeting as scheduled. To vote, shareholders will need their proxy card (with proxy control number) and can either call 800 690 6903 or visit proxyvote.com.

View proxies Claymore ETF Proxy (INVESCO-PROXY1) • Rydex ETF Proxy (INVESCO-PROXY2)

Read Frequently Asked Questions. (FAQ-ETFSALE)

Key dates are:

December 20, 2017	Record Date
January 5, 2018	Proxy Filed
January 9, 2018	Proxy Mailing
January 17, 2018	Outbound Proxy Calls Commence
February 16, 2018	Special Meeting of Shareholders (58 days from record date)

ETF Spotlights

It's Easy. Vote your Guggenheim ETFs proxy today.

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View proxies: Proxy Statement 1 | Proxy Statement 2

Final Maturity Distribution Announcement for Guggenheim BulletShares 2017 Corporate Bond ETF and Guggenheim BulletShares 2017 High Yield Corporate Bond ETF

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For more information, read the press release ›

Seasonality with Equal Weight

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Guggenheim Expands BulletShares® ETF Product Line

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Proxy Vote on Guggenheim ETFs Transition to Invesco

GUGGENHEIM

For financial professional use only.
Do not distribute to the public.

Proxy Vote on Guggenheim ETFs Transition to Invesco

In connection with the sale of Guggenheim's ETF business to Invesco, investors who own a Guggenheim ETF (with the exception of CurrencyShares) will receive important proxy information on or about January 9, 2018. They are being asked to consider and vote on a proposal for their Guggenheim ETF to be reorganized into a corresponding newly created ETF of the PowerShares by Invesco family of funds.

Most shareholders, with the exception of owners of CurrencyShares®, will receive a proxy ballot to vote on the proposed reorganization and transition of the Guggenheim ETFs to Invesco PowerShares. It is not necessary to reorganize the CurrencyShares®, and therefore, they are not seeking shareholder approval. CurrencyShares® will be directly transitioned to Invesco.

Important Information on the Proxy

- Proxy FAQs
- Advisor Email on Proxy
- Proxy Statement #1
- Proxy Statement #2

For your convenience, I have attached important information on the proxy communication, including proxy FAQs, an email we will send to advisors whose clients own Guggenheim ETFs, and the proxy solicitation letter/proxy filing.

The schedule for the proxy voting for all Guggenheim ETFs, with the exception of the CurrencyShares®, is as follows:

IMPORTANT DATES	
12.20.2017	Record Date
On or about 01.08.2018	Mailing of proxy materials to shareholders of record as of 12.20.2017
01.17.2018	Outbound proxy solicitation calls by AST Fund Solution (proxy solicitor) commence
01.18.2018	Proxy follow-up mailings commence to un-voted shareholders
02.16.2018	Special Meeting of Shareholders (58 days from Record Date)

Our goal is to ensure that the proxy voting process proceeds smoothly and without disruption to your advisors and their clients. To that end, we would appreciate any assistance from your firm as it relates to communicating the importance of the proxy and encouraging shareholders to vote promptly. We thank you in advance for your firm's continued support. Please do not hesitate to contact me with any questions.

Sincerely,

This information is subject to change at any time, based on market and other conditions. All discussion of the funds strategies mentioned must be accurate, fair and balanced, including the risks relative to the funds discussed. Please see the proxy statement/prospectus for a full discussion of the applicable risks.

Read a fund's prospectus and summary prospectus (if available) carefully before investing. It contains the fund's investment objectives, risks, charges, expenses and other information, which should be considered carefully before investing. Obtain a prospectus and summary prospectus (if available) at **GuggenheimInvestments.com** or call 800.820.0888.

Guggenheim Investments represents the investment management businesses of Guggenheim Partners, LLC ("Guggenheim"). Securities offered through Guggenheim Funds Distributors, LLC. Guggenheim Funds Distributors, LLC is affiliated with Guggenheim Partners, LLC.

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GUGGENHEIM

Frequently Asked Questions
Guggenheim ETF Sale

Why is Guggenheim exiting the ETF business?

This sale allows Guggenheim Investments to sharpen our focus on core strengths including active portfolio management, across both our institutional and retail businesses such as our award-winning actively managed fixed-income mutual funds, UITs and closed-end funds. We believe this focus will enable us to best serve existing and future clients.

What is the timeline for the completion of the transaction?

The transaction is expected to close in the first or second quarter of 2018, pending necessary third-party approvals, including certain regulatory matters and requisite shareholder approvals.

Are all Guggenheim ETPs transitioning to Invesco PowerShares?

Yes. The entire Guggenheim ETP line-up consisting of 76 exchange traded products, including our actively managed fixed-income ETFs (GSY and GTO), equal weight, BulletShares and CurrencyShares® exchange traded products will transition to Invesco PowerShares.

We believe that our ETP clients will be well served by Invesco's larger scale, substantial dedicated ETF resources, and comprehensive range of capabilities.

PRIOR TO THE CLOSE OF THE SALE, will there be any changes?

It is important to note that nothing that would be expected to affect the investor's experience will change over the coming months. Investors can expect to receive the same excellent level of support and service that they have come to expect from Guggenheim. ETF product names, tickers, CUSIPs, and investment objectives will be unchanged prior to the sale. All index-based ETFs will continue to seek to track their benchmarks, minus fees and expenses.

How will the actively managed fixed-income ETFs—GTO and GSY—be affected?

Prior to the sale, our actively managed fixed-income ETFs will continue to be managed by Guggenheim. At the transaction close, all Guggenheim ETFs, including our actively managed fixed-income ETFs, will be transitioned to Invesco. Shareholders of GSY and GTO may continue to seek the benefits from Guggenheim's award-winning fixed income capabilities through the close of the transaction and to take the time to evaluate Invesco's very capable fixed-income capabilities after the transaction's close.

Invesco's existing strength and proficiency in fixed income and global liquidity management will be further complemented by the addition of GTO and GSY.

As of September 30, 2017, Invesco Fixed Income (IFI) managed $311 billion in assets across a range of solutions. IFI has a well-resourced team of 171 investment professionals across 10 locations in key global markets which creates a strong global perspective. Invesco manages $44B in global investment grade across many strategies, including the Invesco Core Plus Bond Fund. Additionally, Invesco's Global Liquidity business manages $106B and has been a core business of Invesco for more than 35 years. The Global Liquidity team's capabilities and offerings span the spectrum of government, tax-exempt, prime, cash-plus, and ultrashort solutions (*e.g.* Invesco Conservative Income Fund). The acquisition will complement Invesco's ETFs capabilities and strengthen their ability to help meet the needs of institutional and retail clients.

What communication will my clients receive regarding the transaction?

All shareholders, with the exception of owners of CurrencyShares®, will receive a a proxy statement, a proxy ballot, and a business reply envelope (for returning the ballot by mail) to vote on the proposed reorganization and transition of the Guggenheim ETFs to Invesco PowerShares. CurrencyShares® are not being reorganized, and therefore are not seeking shareholder approval and will be directly transitioned to Invesco.

What is the proxy process?

Shareholder approval is required for each ETF in order for it to be reorganized and transitioned to Invesco PowerShares. Fund shareholders of record as of December 20, 2017 will be asked to vote on the proposed reorganizations at the joint special meeting of the shareholders held on February 16, 2018. If approved by shareholders, each reorganization is expected to close shortly after the joint special meeting of shareholders, or any adjournments thereto.

What is the proxy schedule and how may shareholders cast their votes?

Our goal is to ensure that the proxy voting process proceeds smoothly and without disruption to advisors and their clients. When speaking to advisors, please communicate the importance of the proxy and encourage them to have their clients vote their shares promptly.

The schedule for the proxy voting for all Guggenheim ETFs, with the exception of the CurrencyShares®, is as follows:

Important Dates	
12.20.2017	Record Date
01.09.2018	Anticipated mailing of proxy materials to shareholders of record as of 12.20.2017
02.16.2018	Special Meeting of Shareholders (58 days from record date)

Shareholders can cast their vote by MAIL, cast their vote by PHONE or vote their shares via the INTERNET.

Voting Options	
Beneficial Shareholders (Shareholders who own their shares through a bank/broker)	
Touch-tone Phone:	Call **800 690 6903**. Shareholders will need their proxy control number found on the top right of their proxy card.
Internet:	**Internet:** Go to **proxyvote.com**. Shareholders will need their proxy control number found on the top right of their proxy card.
Mail:	All shareholders may mail their proxy ballot back in the business reply envelope provided

- The inbound live operator voting line is available Monday - Friday 9 a.m. to 10 p.m. Eastern Time. Touch-tone and Internet voting options are available 24/7.
- Any shareholder who has been contacted by phone via the outbound telephone solicitation may call the inbound live operator line above regardless of whether or not they are a registered or beneficial holder.

When will outbound telephone solicitation phone calls commence?

A portion (based on share total) of shareholders who have not yet cast their vote by JANUARY 17th, may be included in the original target group for outbound solicitation calls. Whether any particular shareholder account will be included in that group will depend on the account's share total relative to the fund's outstanding shares and will vary for each fund. The smallest accounts (by share total) in each fund will not likely be contacted at all unless they are part of a household that has a larger account in another fund.

Shareholders may be called during the following hours:
Monday through Friday: 9 a.m. to 9 p.m.
Saturday: 12 p.m. to 6 p.m.
Sunday: 12 to 4 p.m.
(no outbound calls are made later than 9 p.m. in any shareholder's respective time zone).

Is there any action needed by shareholders to maintain ownership of their Guggenheim ETF shares through the transaction?

No. Shareholders do not need to take any action to maintan their ownership of the Guggenheim ETFs.

Is this a taxable event for shareholders?

The reorganization is designed to be tax-free, but a shareholder may incur a gain or loss if they sell shares of the ETF. Any questions concerning specific tax treatment of a shareholder should be directed to that shareholder's tax advisor.

How does this affect the BulletShares 2017 maturity process?

There is no impact on the upcoming BulletShares maturity. Guggenheim BulletShares 2017 Corporate Bond ETF (BSCH) and High Yield Corporate Bond ETF (BSJH) will mature on December 29, 2017—in accordance with their investment objectives—the proceeds from that maturity will be distributed to shareholders.

What will happen to the Guggenheim ETFs after the close?

Invesco and Guggenheim are striving to make the transaction as seamless as possible to shareholders. ETF investment objectives and tickers are expected to remain the same. All index-based ETFs will continue to seek to track their benchmarks, minus fees and expenses. CUSIP numbers will change and ETF names are expected to transition to an Invesco-branded name post transaction. Guggenheim believes that our ETF clients will be well served by Invesco's larger scale, substantial dedicated ETF resources, and comprehensive range of capabilities.

After the close, investors can contact Invesco PowerShares Client Services by phone at 800 983 0903 for support on their ETFs.

If Guggenheim shareholders need support or have questions about their ETFs, who should they contact?

We encourage investors to contact their financial advisor with any questions. Financial advisors can contact the Guggenheim ETF Knowledge Center at 888 WHY ETFS or 888 949 3837.

Will the Guggenheim ETFs continue to be available on No-Transaction-Fee (NTF) platforms, such as Schwab ETF OneSource, E*Trade and Pershing FundVest?

We do not anticipate any change to fund availability on popular NTF platforms in connection with the transaction. Guggenheim ETFs will remain on these platforms, enabling investors and advisors to purchase select ETFs without a transaction charge. Current availability is as follows:

- Schwab OneSource—56 Guggenheim ETFs available
- Pershing FundVest—39 Guggenheim ETFs available
- E*Trade—16 Guggenheim ETFs available
- Raymond James—27 Guggenheim ETFs available

Some of the Guggenheim ETFs track Guggenheim indices. Will these indices transition to Invesco?

Yes. More than 20 Guggenheim ETFs—the BulletShares® ETFs, Guggenheim Defensive Equity ETF (DEF), Guggenheim U.S. Large-Cap Optimized Volatility ETF (OVLC), and Guggenheim Multi-Factor Large Cap ETF (GMFL)—seek to track the performance of indices that are managed by Guggenheim Index Services℠. These indices and their associated intellectual property will transition to Invesco at the close of the sale.

Will Guggenheim be selling other product lines?

No other changes are planned. This sale allows Guggenheim Investments to sharpen our focus on core strengths including active portfolio management, across both our institutional and retail businesses through our award-winning actively managed fixed-income mutual funds, UITs and closed-end funds. We believe this focus will enable us to best serve existing and future clients.

FOR INTERNAL USE ONLY This information is subject to change at any time, based on market and other conditions. All discussion of the funds and strategies mentioned must be accurate, fair and balanced, including the risks relative to the funds discussed. Please see a prospectus for a full discussion of the applicable risks. All external communications must adhere to applicable regulations and firm policies. When discussing Guggenheim Investments Fund performance externally, ensure you include a discussion of a fund's standardized performance. Past performance is no guarantee of future results.

FAQ-ETFSALE-1217 x0418 #31448